Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-182197

American Express Credit Corporation
$1,650,000,000

1.125% Fixed Rate Senior Notes Due June 5, 2017

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series E
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s: Standard & Poor’s: Fitch:	A2 (Stable Outlook) A- (Stable Outlook) A+ (Stable Outlook)
Trade Date:	June 2, 2014
Settlement Date:	June 5, 2014 (T+3 days)
Maturity Date:	June 5, 2017
Aggregate Principal Amount:	$1,650,000,000
Benchmark Treasury:	0.875% due May 15, 2017
Benchmark Treasury Price and Yield:	100-06.25; 0.808%
Re-offer Spread to Benchmark:	+40 bp
Re-offer Yield:	1.208%
Coupon:	1.125%
Public Offering Price:	99.756%
Underwriters’ Commission:	0.25%
Net Proceeds:	$1,641,849,000 (before expenses)
Interest Payment Dates:

Interest on the notes is payable on June 5 and December 5 of each year, beginning December 5, 2014. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Day Count:	30/360
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DM8
ISIN:	US0258M0DM88
Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. nabSecurities, LLC Standard Chartered Bank
Junior Co-Managers:	Mischler Financial Group, Inc. The Williams Capital Group, L.P.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Notice to Canadian Investors — Each purchaser of these securities that is resident in Canada or otherwise subject to the requirements of Canadian securities laws in connection with its purchase will be deemed to have represented and warranted to the issuer and the underwriters that it is an “accredited investor” as defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators and, if relying on subsection (m) of the definition of that term, is not a person created or being used solely to purchase or hold securities as an accredited investor, and that it is either purchasing the securities as principal for its own account or is deemed to be purchasing the securities as principal by applicable law.   Each such purchaser further acknowledges that the securities have not been and will not be qualified for sale to the public under applicable Canadian securities laws and that any resale of the securities must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of those laws.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Deutsche Bank Securities Inc. at (800) 503-4611, Goldman, Sachs & Co. at 1-866-471-2526 or Wells Fargo Securities, LLC at 1-800-326-5897 or email cmclientsupport@wellsfargo.com.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.